

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

March 7, 2008

via U.S. mail and facsimile

Mr. James H. Dorton
Vice President – Corporate Development and Chief Financial Officer
NN, Inc.
2000 Waters Edge Drive
Building C, Suite 12
Johnson City, TN 37604

RE: NN, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 16, 2007
Form 10-Q for the Quarterly Period Ended September 30, 2007
Filed November 9, 2007
Form 10-Q/A for the Quarterly Period Ended June 30, 2007
Filed February 27, 2008
Form 10-Q/A for the Quarterly Period Ended September 30, 2007
Filed February 27, 2008
File No. 000-23486

Dear Mr. Dorton:

We have completed our review of these filings and have no further comments at this time.

If you have any further questions regarding our review of legal or disclosure matters in your filings, please direct them to Dorine Miller, Financial Analyst, at (202) 551-3711 or, in her absence, to Jennifer Hardy, Legal Branch Chief, at (202) 551-3767. Please contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, to Melissa Rocha, Senior Accountant, at (202) 551-3854, or to the undersigned at (202) 551-3355 if you have questions regarding our review of the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief